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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-51866

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER:

Aqua Securities, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59th Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Barnard — 212-829-4934
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – if individual, state last, first, middle name)

5 Times Square	New York	New York	10036-6530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*
SEC 1410 (06-02).

AFFIRMATION

I, Douglas Barnard, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to Aqua Securities, L.P. (the "Partnership"), as of December 31, 2014, are true and correct. I further affirm that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer

Title

Notary Public

FABIAN F. RUIZ
Notary Public, State of New York
No. 01RU6191827
Qualified in New York County
Commission Expires August 25, 2016

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page
- ☑ (b) Report of Independent Registered Public Accounting Firm.
- ☑ (c) Statement of Financial Condition.
- ☐ (d) Statement of Operations.
- ☐ (e) Statement of Cash Flows.
- ☐ (f) Statement of Changes in Partners' Capital.
- ☐ (g) Statement of Changes in Subordinated Borrowings.
- ☑ (h) Notes to Statement of Financial Condition.
- ☐ (i) Computation of Net Capital
- ☐ (j) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (k) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (l) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (m) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (n) An Oath or Affirmation.
- ☐ (o) A copy of the SIPC Supplemental Report.
- ☐ (p) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

The Partners of Aqua Securities, L.P.:

We have audited the accompanying statement of financial condition of Aqua Securities, L.P. (the "Partnership") as of December 31, 2014. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Aqua Securities, L.P. at December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2015

Aqua Securities, L.P.

Statement of Financial Condition

December 31, 2014
(In Thousands)

Assets		
Cash	$	1,800
Accrued commissions receivable, net		27
Receivables from related parties		119
Receivables from related broker-dealer		134
Fixed assets, net		871
Intangible assets, net		141
Other assets		31
Total assets	$	3,123
Liabilities, Subordinated Borrowings and Partners' Capital		
Accounts payable and accrued liabilities	$	403
Accrued compensation		119
Payables to related parties		97
Total liabilities		619
Commitments and contingencies (Note 6)		
Subordinated borrowings		2,000
Partners' capital:		
Limited partners		558
General partner		(54)
Total partners' capital		504
Total liabilities, subordinated borrowings and partners' capital	$	3,123

See notes to the statement of financial condition.

Aqua Securities, L.P.

Notes to the Statement of Financial Condition

December 31, 2014
(In Thousands)

1. General and Summary of Significant Accounting Policies

Description of Business

Aqua Securities, L.P. (the "Partnership") is a limited partnership organized under the laws of the State of Delaware. The Partnership is 50.49% owned by Cantor Fitzgerald Securities ("Cantor Securities"), a limited partner which is a wholly owned subsidiary of Cantor Fitzgerald, L.P. ("Cantor"); 48.51% owned by BGC Partners, L.P. ("BGC Partners"), a limited partner; and 1% owned by Aqua Securities Holdings, LLC ("Holding Company"), the general partner, which is owned 51% by Cantor and 49% by BGC Partners.

The Partnership operates an Alternative Trading System ("ATS") to provide anonymous access to pools of block and basket liquidity to institutional buy-side and sell-side firms. The ATS' participants consist of broker-dealers and qualified institutional buyers within the meaning of the Securities and Exchange Commission ("SEC") Rule 144(a)(1). Only equity securities are traded via the ATS.

Basis of Presentation

The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities, and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the statement of financial condition.

Revenue Recognition

The Partnership derives its revenues primarily through commissions from brokerage services. Commissions are derived from agency brokerage transactions, whereby the Partnership connects buyers and sellers in the over-the-counter ("OTC") and exchange markets and assists in the

1. General and Summary of Significant Accounting Policies (continued)

negotiation of the price and other material terms of transactions. Commission revenues and the related expenses are recognized on a trade date basis.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition to be cash equivalents.

Fixed Assets, Net

Fixed assets are recorded at historical cost and depreciated over their estimated economic useful lives, generally three to ten years, using the straight-line method. Leasehold improvements are amortized over their estimated economic useful lives or the remaining lease term, whichever is shorter. In accordance with FASB guidance, the Partnership capitalizes qualifying computer software costs incurred during the application development stage and amortizes them over an estimated useful life of three years on a straight–line basis.

Intangible Assets, Net

Intangible assets consist of costs incurred in connection with the filing and registration of patents. Capitalized costs related to the filing of patents are generally amortized on a straight-line basis over their estimated useful lives, generally three to five years.

Income Taxes

Income taxes are accounted for under FASB guidance, *Accounting for Income Taxes*, using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

FASB guidance, *Accounting for Uncertainty in Income Taxes*, clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the statement of financial condition. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves.

1. General and Summary of Significant Accounting Policies (continued)

The Partnership is taxed as a U.S. partnership. Under applicable federal and state tax laws, the taxable income or loss of a limited partnership is allocated to each partner based upon its ownership interest. Each partner's tax status, in turn, determines the appropriate income tax for its allocated share of taxable income or loss. The Partnership is subject to the Unincorporated Business Tax ("UBT") in New York City ("NYC") for which it records an income tax provision.

Receivables from Related Broker-Dealer

Receivables from related broker-dealer primarily represent amounts due from unsettled securities as well as other amounts related to clearance and settlement.

2. Fixed Assets, Net

Fixed assets, net consisted of the following:

	December 31, 2014
Software, including software development costs	$ 2,223
Leasehold improvements and other fixed assets	139
Computer and communication equipment	146
	2,508
Less: accumulated depreciation and amortization	1,637
Fixed assets, net	$ 871

3. Intangibles Assets, Net

Intangible assets, net consisted of the following:

	December 31, 2014
Patents	$ 333
Other intangible assets	4
	337
Less: accumulated depreciation and amortization	196
Intangible assets, net	$ 141

As of December 31, 2014, the weighted average remaining life of intangible assets was two years.

4. Related Party Transactions

Under an Administrative Services Agreement, Cantor provides various administrative services to the Partnership, including accounting, tax, legal, human resources and facilities management. Cantor also provides network, data center, server administration support and other technology services. The Partnership is required to reimburse Cantor for the direct (compensation) and indirect costs (rent, maintenance, equipment and communications) of providing these services.

The Administrative Services Agreement renews automatically for successive one-year terms unless cancelled upon six months prior notice by either the Partnership or Cantor.

Cantor Fitzgerald & Co. ("CF&Co") provides clearing and settlement services, under contractual agreements, to the Partnership. In connection with these services, CF&Co collects the brokerage revenue and remits to the Partnership on a monthly basis.

A forgivable loan issued to an employee of the Partnership is held by CFLP. This employee loan is recorded at historical cost and is amortized using the straight-line method over the two year term of the forgiveness period through March 2015.

5. Income Taxes

As of December 31, 2014, the Partnership had a net deferred tax asset before valuation allowance of $1,249 which is primarily due to NYC UBT net operating loss carryforwards. Deferred tax assets are available for offset against future profits, if and when they arise. As of December 31, 2014, the Partnership believes that it is more likely than not that the deferred tax asset will not be realized. Accordingly, the Partnership has provided a full valuation allowance against this net deferred tax asset, including $72 for the year ended December 31, 2014.

The Partnership has analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction) and determined no material tax liabilities existed as of December 31, 2014. As of December 31, 2014, the Partnership did not accrue any interest or penalties.

The Partnership is not presently under examination for United States federal, state, and local income tax purposes, and is no longer subject to examination by tax authorities for the years prior to 2011 in all jurisdictions.

6. Commitments and Contingencies

Lease

The Partnership has no lease obligations as of December 31, 2014.

6. Commitments and Contingencies (continued)

Legal Matters

In the ordinary course of business, various legal actions are brought and may be pending against the Partnership. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Partnership's business. Any of such actions may result in judgments, settlements, fines, penalties, injunctions or other relief. As of December 31, 2014, no such claims or actions have been brought against the Partnership and therefore no reserves were recorded.

Legal reserves are established in accordance with FASB guidance on *Accounting for Contingencies*, when a material legal liability is both probable and reasonably estimable. Once established, legal reserves are adjusted when additional information becomes available or when an event occurs requiring a change.

Risks and Uncertainties

The Partnership generates revenues by providing securities brokerage to institutional customers. Revenues for these services are transaction based. As a result, the Partnership's revenue could vary based on the transaction volume of the global financial markets.

7. Regulatory Requirements

As a registered broker-dealer, the Partnership is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934. The Partnership has elected the aggregate indebtedness method permitted by the Rule which requires that minimum net capital, as defined, be the greater of $5 or 6 2/3% of aggregate indebtedness. As of December 31, 2014, the Partnership had net capital of $1,312, which exceeded its minimum capital requirement by $1,271.

8. Counterparty Credit Risk

The Partnership's exposure to credit risk associated with nonperformance of its clients in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the clients' ability to satisfy their obligations to the Partnership. The Partnership does not anticipate nonperformance by clients in these situations.

The Partnership, through CF&Co, seeks to control the aforementioned risk by monitoring counterparty activity daily. In addition, the Partnership has a policy of reviewing, as considered necessary, the credit standing of each client with which it conducts business.

9. Subordinated Borrowings

The Partnership has two subordinated borrowings. The first borrowing is with Cantor Securities in the sum of $1,020 and the second borrowing is with BGC Partners in the sum of $980. The current rate of interest on both borrowings is three month LIBOR plus 600 basis points. The scheduled maturity date on both borrowings is September 1, 2017. These borrowings are subordinated to the claims of general creditors, approved by Financial Industry Regulatory Authority ("FINRA") and other regulators, and are included in the Partnership's calculation of net capital and the capital requirements of FINRA 4120.

10. Subsequent Events

The Partnership has evaluated subsequent events through the date the statement of financial condition were issued. There have been no material subsequent events that would require recognition in the statement of financial condition or disclosure in the notes to the statement of financial condition.